SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number: 001-07260

(Check One):

☐ Form 10-K	☐ Form 11-K

☐ Form 20-F	☒ Form 10-Q	☐ Form N-SAR

     For Period Ended:         March 31, 2004

     ☐   Transition Report on Form 10-K

     ☐   Transition Report on Form 20-F

     ☐   Transition Report on Form 11-K

     ☐   Transition Report on Form 10-Q

     ☐   Transition Report on Form N-SAR

     For the Transition Period Ended:

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I
REGISTRANT INFORMATION

Full name of registrant                                                                  Nortel Networks Corporation

Former name if applicable

Address of principal executive office (Street and number)                                         8200 Dixie Road, Suite 100

City, state and zip code                                                             Brampton, Ontario, Canada L6T 5P6

PART II
RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail why the Form 10-K, 11-K, 20-F 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

On April 28, 2004, Nortel Networks Corporation (the “Company”) issued a press release (the “Press Release”) announcing a number of matters, including that it will work to complete its interim first quarter 2004 and full year 2003 financial statements, and planned restated financial statements, as soon as practicable following the completion of the independent review being

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conducted by the Company’s Audit Committee. In light of the foregoing, the Company will be delaying the filing with the Securities and Exchange Commission (the “SEC”) of its quarterly report on Form 10-Q for the quarter ended March 31, 2004 (the “First Quarter 10-Q”) beyond May 10, 2004.

The Company furnished to the SEC the Press Release as Exhibit 99.1 to its Current Report on Form 8-K dated April 28, 2004 (Item 5 of such Form 8-K also relates to the Press Release). In the Press Release, the Company made certain other announcements, certain of which are set forth below in this Part III.

Management Changes

As previously announced, the Company’s Audit Committee has been undertaking an independent review of the circumstances leading to the restatement of the Company’s financial statements for 2000, 2001 and 2002 and the first and second quarters of 2003. The independent review is ongoing. In that connection, the boards of directors of the Company and Nortel Networks Limited, the Company’s principal operating subsidiary (“NNL”), announced in the Press Release certain senior management changes.

Independent Review, Status of Restatements and Revisions to Financial Results

The independent review has been focused on management’s practices regarding accruals and provisions. The Company’s Audit Committee has determined to extend the time period being covered by the independent review to include all of 2003.

While the Company’s Audit Committee has not yet determined the full extent of the adjustments that will be required, it has determined that the Company’s previously announced unaudited results for the year ended December 31, 2003 will need to be revised. It has also determined that the Company will need to restate the financial results reported in each of its quarterly periods of 2003 and for earlier periods including 2002 and 2001.

In light of the foregoing and other matters set out in the Press Release, the Company has not finalized its financial statements as at December 31, 2003. Until the Company finalizes its financial statements, subsequent events or information may result in adjustments to certain estimates used in the preparation of the Company’s year end and/or quarter end financial statements. At this time, the Company cannot estimate the impact of any such adjustments on its results of operations or financial position.

Availability of Q1 2004 Financial Results

As a result of the above and other matters set forth in greater detail in the Press Release, the Company was not in a position, as of April 28, 2004, to announce preliminary financial results for the first quarter of 2004. The Press Release also indicated that the Company does not expect to file with the SEC the First Quarter 10-Q on a timely basis.

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PART IV
OTHER INFORMATION

     (1)   Name and telephone number of person to contact in regard to this notification.

Blair F. Morrison, Assistant Secretary	(905)	863-1190

(Name)	(Area Code)	(Telephone Number)

     (2)   Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [  ] Yes [x] No

     Annual Report on Form 10-K for the year ended December 31, 2003.

     (3)   Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [x] Yes [  ] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     As a result of the matters more fully discussed in Part III above and other matters set forth in greater detail in the Press Release, the Company is not in a position to provide any reasonable estimate of any anticipated significant changes in results of operations from the quarter ended March 31, 2003 to the quarter ended March 31, 2004 that may be reflected in the earnings statements to be included in the First Quarter 10-Q.

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Nortel Networks Corporation

(Name of Registrant as Specified in Charter)

     Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	April 29, 2004	By:	/s/ Nicholas J. DeRoma

Name: Nicholas J. DeRoma
Title: Chief Legal Officer

/s/ Blair F. Morrison

Name: Blair F. Morrison
Title: Assistant Secretary

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